UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of September 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.

(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto are magicJack VocalTec’s financial results for the second quarter of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD.
(Registrant)
By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

Date: September 13, 2011

The following unaudited consolidated financial information presents summary information and does not include notes and other information required by Generally Accepted Accounting Principles in the United States. This information should be read in conjunction with magicJack VocalTec’s audited consolidated financial statements included in the annual report on Form 20-F for the year ended December 31, 2010.

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET INFORMATION
(in thousands)

	December 31,	June 30,
	2010	2011
ASSETS	(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	$28,628	$19,463
Marketable securities, at fair value	19,331	20,200
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $8,498 and $13,487, respectively	10,336	11,662
Inventories	3,008	6,134
Deferred costs	6,615	5,170
Deposits and other current assets	1,541	1,616
Total current assets	69,459	64,245

Property and equipment, net	3,771	3,402
Intangible assets, net	7,275	12,494
Goodwill	32,304	32,304
Deposits and other non-current assets	1,739	1,810
Total assets	$114,548	$114,255
LIABILITIES AND CAPITAL DEFICIT
Current liabilities:
Accounts payable	$2,590	$4,494
Accrued expenses and other current liabilities	9,834	11,147
Accrued bonuses	1,000	-
Deferred revenue, current portion	58,087	49,025
Total current liabilities	71,511	64,666

Deferred revenue, net of current portion	34,121	44,151
Other non-current liabilities	664	3,953
Total liabilities	106,296	112,770

Commitments and contingencies
Redeemable ordinary shares, No par value; 333 shares issued and outstanding	8,373	8,210
Capital deficit:
Ordinary shares, No par value; 100,000 shares authorized; 11,476 and 10,924 shares issued, respectively; 11,473 and 10,916 shares outstanding, respectively	91,527	78,161
Additional paid-in capital	1,971	3,082
Accumulated other comprehensive income	989	1,803
Treasury stock (3 and 8 shares, respectively)	(81)	(204)
Deficit	(94,527)	(89,567)
Total capital deficit	(121)	(6,725)
Total liabilities and capital deficit	$114,548	$114,255

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
(in thousands, except per share information)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2010	June 30, 2010	June 30, 2011	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$30,579	$61,377	$28,818	$58,904
Cost of revenues	14,021	29,104	12,096	25,089
Gross profit	16,558	32,273	16,722	33,815

Operating expenses:
Advertising	7,747	17,801	6,835	13,511
General and administrative	7,039	15,175	6,743	13,573
Research and development	517	1,571	670	1,326
Total operating expenses	15,303	34,547	14,248	28,410
Operating income (loss)	1,255	(2,274)	2,474	5,405

Other income (expense):
Realized gains (losses) on marketable securities	(1,139)	(237)	552	(757)
Interest and dividend income	332	580	188	382
Interest expense	-	(146)	(40)	(40)
Other income, net	9	15	10	22
Gain on extinguishment of debt	234	234	-	-
Total other income (expense)	(564)	446	710	(393)
Net income (loss) before income taxes	691	(1,828)	3,184	5,012
Income tax expense	-	7	24	52
Net income (loss)	$691	$(1,835)	$3,160	$4,960

Income (loss) per ordinary share:
Basic	$0.05	$(0.21)	$0.28	$0.43
Diluted	$0.05	$(0.21)	$0.27	$0.42

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CAPITAL DEFICIT INFORMATION
For the Six Months Ended June 30, 2011
(in thousands)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Treasury Stock		Total
	Number	Amount	Capital	Income	Amount	Deficit	Capital Deficit
Balance, January 1, 2011	11,473	$91,527	$1,971	$989	$(81)	$(94,527)	$(121)

Exercise of ordinary share options	164	1,355	-	-	-	-	1,355
Share based compensation	17	413	112	-	-	-	525
Purchase of treasury stock	(738)	-	798	-	(15,257)	-	(14,459)
Retirement of treasury stock	-	(15,134)	-	-	15,134	-	-
Contributed services	-	-	38	-	-	-	38
Unrealized gain on marketable securities	-	-	-	814	-	-	814
Adjustment of redemption value of redeemable ordinary shares	-	-	163	-	-	-	163
Net income	-	-	-	-	-	4,960	4,960
Balance, June 30, 2011	10,916	$78,161	$3,082	$1,803	$(204)	$(89,567)	$(6,725)

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(in thousands)

	Six Months Ended June 30,
	2010	2011
Cash flows from operating activities:	(Unaudited)	(Unaudited)
Net (loss) income	$(1,835)	$4,960
Adjustments to reconcile net (loss) income to
net cash provided by operating activities:
Provision for doubtful accounts and billing adjustments	1,901	5,071
Stock-based compensation	4,990	324
Depreciation and amortization	1,421	2,055
Deferred income tax provision	-	46
Interest expense - non-cash	85	40
Realized loss on sale of securities	237	757
Gain on extinguishment of debt	(234)	-
Contributed services	-	38
Decrease (increase) in operating assets:
Accounts receivable	(2,061)	(6,397)
Inventories	734	(3,126)
Deferred costs	492	1,445
Deposits and other current assets	1,512	(4)
Deposits and other non-current assets	(698)	59
Increase (decrease) in operating liabilities:
Accounts payable	143	1,888
Accrued expenses and other current liabilities	768	(975)
Accrued bonuses	-	(1,000)
Deferred revenue	8,393	968
Other non-current liabilities	-	(52)
Net cash provided by operating activities	15,848	6,097

Cash flows from investing activities:
Purchase of marketable securities	(21,743)	(4,233)
Sales of marketable securities	12,952	4,016
Purchases to cover short investment positions	-	(7,415)
Sales of short investment positions	-	7,555
Purchases of property and equipment	(724)	(617)
Acquisition of other intangible assets	(24)	(1,517)
Net cash used in investing activities	(9,539)	(2,211)

Cash flows from financing activities:
Repurchase of ordinary shares to settle bonus withholding liability	(3,981)	-
Purchase of treasury stock	-	(14,406)
Repayment of debt	(4,766)	-
Proceeds from exercise of ordinary share options	28	1,355
Net cash used in financing activities	(8,719)	(13,051)
Net decrease in cash and cash equivalents	(2,410)	(9,165)
Cash and cash equivalents, beginning of period	13,335	28,628
Cash and cash equivalents, end of period	$10,925	$19,463